[redacted]

10026813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8-44696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kadick, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 4th Street, NE, Suite 104
(No. and Street)

Charlottesville (City) VA (State) 22902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kadick (434) 923-0799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/8

OATH OR AFFIRMATION

I Michael Kadick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kadick Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA M. GOODLOE
NOTARY PUBLIC
Commonwealth of Virginia
REG. #275398

Michael Kadick
Signature

President
Title

Patricia M Goodloe
Notary Public — Charlottesville

my commission expires 7-31-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kadick, Incorporated
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	39,583
Receivable from broker		47,876
Furniture and equipment, net of accumulated depreciation of $2,002		3,335
Other assets		8,060
Total assets	**$**	**98,854**
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	46,525
Loan payable, stockholder		20,414
Total current liabilities		66,939
Commitment		
Stockholders' Equity		
Common stock, $.01 par value; 20,000 shares authorized, 2,667 shares issued and outstanding		27
Contributed capital		375,452
Accumulated deficit		(343,564)
Total stockholders' equity		31,915
Total liabilities and stockholders' equity	**$**	**98,854**

The accompanying notes are integral part of this financial statement.

1. General

Kadick, Incorporated (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary business is trading corporate bonds with institutional customers throughout the United States of America.

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and related expenses are recorded on a trade-date basis. Marketable securities owned are valued at quoted market values.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholders are required to report separately their distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for state tax purposes. The City of Charlottesville, Virginia imposes a local tax based on revenues.

3. Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated useful lives of 5 years.

4. Loan Payable-Stockholder

A stockholder has made a non-interest bearing demand loan totaling $20,414, to the Company.

5. Operating Lease

The Company moved its offices during 2009 and entered into a new lease for a one year period on August 27, 2009. The Company leases office space in Charlottesville, Virginia, under a noncancellable operating lease that expires on August 31, 2010. Future minimum lease payments for 2010 will amount to $4,400.

6. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital, as defined, exceed 15 to 1.

At December 31, 2009, the Company has net capital, as defined, of $20,520 which is $15,520 in excess of its required minimum net capital of $5,000. The Company has aggregate indebtedness of $66,939. The Company's ratio of aggregate indebtedness to net capital is 3.26 to 1 at December 31, 2009.

During the year the Company infused $40,000 of capital through the conversion of loans to the stockholders into capital.

Should the need arise, the stockholder intends to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

7. Off-Balance-Sheet Risk

The Company utilizes the services of a clearing broker for the settlement of proprietary and customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

8. Subsequent Events

The Company has evaluated events that have occurred through February 22, 2010, the date which the financial statements were available for issuance.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Kadick, Incorporated

We have audited the accompanying statement of financial condition of Kadick, Incorporated (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kadick, Incorporated at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 22, 2010